TOWN SPORTS INTERNATIONAL HOLDINGS, INC.
888 Seventh Avenue
New York, New York 10106
(212) 246-6700
(212) 246-8422
November 13, 2006
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Joseph Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Town Sports International Holdings, Inc.
Form 10-K for the Year Ended December 31, 2005
Form 8-K filed March 1, 2006
File No. 333-114210
Dear Mr. Foti:
      I am writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”), with respect to the above-referenced Annual Report on Form 10-K (the “10-K”) and Current Report on Form 8-K (the “8-K”) of Town Sports International Holdings, Inc. (the “Company” or “we”), in your letter dated November 1, 2006 (the “Comment Letter”).
      The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter. For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses. The page numbers referred to in your comments and in the Company’s responses track the page numbers in the 10-K.
Form 10-K for the Year Ended December 31, 2005
Financial Statements
Consolidated Statements of Cash Flows, page F-6
1.	We have reviewed your response to our prior comment number 2. However, we do not believe that you have fully addressed the concern raised in our prior comment. Based upon your response, it appears that a portion of the cash outflow related to your July 2006 redemption of 35% of the aggregate principal amount of your 11% Senior Discount Notes will be reflected as a reduction to Cash Flows From Operations, while the portion that relates to the redemption of the original principal balance of the notes, as well as

Mr. Joseph Foti	November 13, 2006
Securities and Exchange Commission	Page 2 of 4
any related premiums, will be recorded within Cash Used in Financing Activities. In this regard, please tell us i) the specific amounts of the approximately $56,644,000 accreted principal amount redeemed on July 7, 2006 which will be reflected in each the operating activities and financing activities sections of your cash flow statement and ii) how you have determined the portion of the redeemed notes that relates to the “original principal balance” versus the PIK notes. To the extent that you have used a specific methodology to allocate the redeemed principal amount between the original principal balance and the PIK notes, please provide a detailed description of your method of allocation, and tell us why you believe your method is appropriate.

The break-down of original principal and accreted interest related to the July 7, 2006 redemption of the PIK notes is as follows:

Original Principal:	$43,683,000
PIK Notes (interest):	12,961,000

Total Payment	$56,644,000
The portion allocated to the $43,683,000 original principal balance above was calculated using the principal balance of the 11% Senior Discount Notes (“Discount Notes”) at the time the Discount Notes were issued in February 2004, which was $124,807,350, and multiplying that amount by the 35% redemption amount which occurred on July 7, 2006 as follows:
$124,807,350 x 0.35 = $43,682,572.
This original principal balance on the date of the February 4, 2004 issuance was equal to the gross cash received by Town Sports International Holdings, Inc. on that day. These Discount Notes, by their original terms, were to accrete to an aggregate principal amount of $213,000,000 at maturity, and will now accrete to an aggregate principal amount of $138,450,000 at maturity, which is 35% less than the original terms of the Discount Notes.

The total payment of $56,644,000 made on July 7, 2006 represented 35% of the $161,840,000 accreted value that was outstanding as of the close of business on July 6, 2007. Therefore the portion that has been ascribed to interest is the difference between the $56,644,000 total payment and the $43,683,000 original principal balance, or $12,961,000.
Form 8-K filed March 1, 2006
2.	We have reviewed your response to our prior comment number 7. However, we do not believe that you have provided substantial evidence that the measure which you have characterized as “Adjusted EBITDA” is useful to your investors. In this regard, it appears that you have presented “Adjusted EBITDA” as a performance measure, as you have reconciled your non-GAAP measure to net income. However, we do not believe that you have adequately explained why a performance measure that adjusts net income for

Mr. Joseph Foti	November 13, 2006
Securities and Exchange Commission	Page 3 of 4
recurring and/or cash-settled items other than interest, taxes, depreciation, and amortization is beneficial to your investors. In addition, we do not concur with management’s statement that you are removing items that are generally of a non-operating nature, as the non-cash rental expenses and compensation expenses are classified within operating income in your historical consolidated financial statements. Please also note that the internal use of “Adjusted EBITDA” by your management and Board of Directors for its use for performance-based components of employee compensation does not evidence the usefulness of the measure to your investors. As such, we believe that you should discontinue the disclosure of your non-GAAP measure as a performance measure.

On the contrary, in certain circumstances, a measure such as “Adjusted EBITDA” may be deemed useful when presented as a liquidity measure if i) such measure is necessary to assess compliance with a covenant that is believed to be a material term to a material credit agreement and ii) information about the covenant is believed to be material to an investor’s understanding of the company’s financial condition and/or liquidity. However, in such circumstances, the measure characterized as “Adjusted EBITDA” should be computed in accordance with its definition in the credit agreement (i.e. a substantially similar metric would not appear appropriate), should be reconciled to a measure of cash flow (e.g. operating cash flow), and should be accompanied by disclosure which explains the significance of the related covenant(s) to an investor’s understanding of the company’s financial condition and/or liquidity.

As noted above, we do not believe that you have provided substantive evidence of the usefulness of disclosing “Adjusted EBITDA” as a performance measure. However, we may not object to the disclosure of “Adjusted EBITDA” — computed in accordance with one of your material credit agreements and presented as a measure of liquidity — if both the credit agreement and the related covenant(s) that is computed based upon “Adjusted EBITDA” are deemed to be material to an investor’s understanding of your financial condition and/or liquidity. In this regard, if you elect to present “Adjusted EBITDA” as a liquidity measure in future Form 8-K’s, please compute your non-GAAP measure in accordance with an applicable credit agreement and reconcile your measure to a measure of cash flow. In addition, your future Form 8-K’s should then discuss i) the materiality of the credit agreement(s) and the covenant(s) which triggered the presentation of your non-GAAP measure — giving appropriate consideration to your recent debt redemptions, ii) the amount(s) or limit(s) required for compliance with the relevant covenant(s), iii) the financial covenant ratios calculated for your company as of the latest fiscal year and interim period presented in your Form 8-K, and iv) the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition or liquidity. Furthermore, if you elect to present “Adjusted EBITDA” as a measure of liquidity, please provide a sample of the disclosure you expect to include in your future Form 8-K’s. Alternatively, please discontinue the disclosure of “Adjusted EBITDA” altogether.

Mr. Joseph Foti	November 13, 2006
Securities and Exchange Commission	Page 4 of 4
The Company will discontinue the disclosure of “Adjusted EBITDA” as a performance measure in future filings. Please note that our Form 8-K dated November 2, 2006, in which we furnished our press release announcing the Company’s results of operations and financial condition for the three and nine months ended September 30, 2006, contained the revised disclosure that we had proposed in our letter to you dated October 23, 2006. Our Form 8-K dated November 2 was transmitted before we had the ability to review your Comment Letter (dated November 1). Our Form 8-K dated November 2 should not be construed as a response to your Comment Letter — as stated above, the Company will discontinue the disclosure of “Adjusted EBITDA” as a performance measure in future filings.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
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      Thank you very much for your prompt review of this letter. Please call me at (212) 246-6700 should you or any other member of the SEC staff have any questions or additional comments.
Very truly yours,
TOWN SPORTS INTERNATIONAL HOLDINGS, INC.
/s/ RICHARD PYLE
Richard Pyle
Chief Financial Officer

cc:	Mr. Jeffrey Sears (Staff)
Mr. Donald G. Brenner (PricewaterhouseCoopers LLP)
Ms. Julie M. Allen, Esq. (Proskauer Rose LLP)